

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Dagi Ben-Noon
Chief Executive Officer
Inspira Technologies OXY B.H.N. Ltd
2 Ha-Tidhar St.,
Ra'anana, 436650
Israel

   Re: Inspira Technologies OXY B.H.N. Ltd
    Amendment No. 3 to Registration Statement on Form F-1
    Filed March 29, 2021
    File No. 333-253920

Dear Mr. Ben-Noon:

  We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1. We note that the Exhibit 5.1 legal opinion opines to the ordinary shares being registered, including the ordinary shares underlying the Underwriter Warrants, but does not opine as to the Underwriter Warrants themselves. Please revise the opinion to opine that the Underwriter Warrants will be binding obligations of the company in accordance with Section II.B.1.f of Staff Legal Bulletin No. 19.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.